Exhibit 99.3

Control Number:	Number of Shares:	Registered Shareholder:

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

PROXY

An Extraordinary General Meeting of Shareholders

To Be Held Immediately Following the Meeting of the Holders of the Class A Ordinary Shares

The undersigned hereby appoints Xiaodan Liu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company (the “EGM”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, 6 and 7 of the EGM.

Item 1	Subject to the approval by the holders of the Class A ordinary shares of a par value of US$0.00016 each (the “Class A Ordinary Shares”) of the Proposal of the Class A Meeting, by a special resolution to approve that with immediate effect, the voting rights attached to each Class B ordinary share of a par value of US$0.00016 each (the “Class B Ordinary Shares”) of the Company be increased from fifty (50) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”).

☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve a change of the Company’s authorized share capital from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 31,250,000,000 Class B Ordinary Shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 300,000,000,000 Class B Ordinary Shares of a par value of US$0.00016 each (the “Share Capital Change”).

☐ For	☐ Against	☐ Abstain

Item 3	By a special resolution, subject to approval by the shareholders of Proposals One and Two, and entirely conditional upon the effectiveness of the Increase of Voting Rights of Class B Ordinary Shares and the Share Capital Change, the third amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association, annexed hereto as Annex A, to reflect the Increase of Voting Rights of Class B Ordinary Shares and the Share Capital Change, with immediate effect (the “Adoption of the Fourth Amended and Restated M&A”).

☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to (a) implement a new round of share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00016 each, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

☐ For	☐ Against	☐ Abstain

Item 5	By a special resolution, subject to approval by the shareholders of Proposal Four, and entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within two (2) years after the conclusion of the EGM (the “Adoption of New M&A upon Each Share Consolidation”).

☐ For	☐ Against	☐ Abstain

Item 6	By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Increase of the Voting Rights of Class B Ordinary Shares, the Share Capital Change, Adoption of the Fourth Amended and Restated M&A, the Share Consolidations, Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Six.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 202_

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/elong.

Consent to electronic delivery of proxy material: __________________________(email address).